# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vertical Aerospace Ltd., CIK 0001867102
CUSIP: G9471C107
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: Unit 1 Camwal Court, Chapel Street, Bristol, United Kingdom (X0), BS2 0UW
Date of event which requires filing of this statement: 07/10/2025
Filed by CIK 0001655183
Persons authorized to receive notices and communications: Jason Mudrick, Mudrick Capital Management, L.P., 527 Madison Avenue, 6th Floor, New York, New York (NY), 10022, 646-747-9500

## Reporting persons
- Mudrick Capital Management, L.P. (CIK 0001655183): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 98,006,021; sole dispositive power 0; shared dispositive power 98,006,021; aggregate amount beneficially owned 98,006,021 (69.7% of the class)
  Comment: Rows 8, 10 and 11 include (i) 54,009,585 ordinary shares, par value $0.0001 per share ("Ordinary Shares"), of Vertical Aerospace Ltd. (the "Issuer"), (ii) 39,430,436 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 400,000 Ordinary Shares issuable upon the exercise of Existing Warrants, 2,083,000 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 2,083,000 Ordinary Shares issuable upon the exercise of Tranche B Warrants (as each is defined in this Schedule 13D), in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., Mudrick Stressed Credit Master Fund, L.P., Mudrick Opportunity Co-Investment Fund, LP, Mudrick Distressed Opportunity Drawdown Fund III, L.P., Mudrick Co-Investment Opportunity III, L.P. and certain accounts managed by Mudrick Capital Management, L.P. (collectively, the "Mudrick Funds"), in the aggregate.
  
  Row 13 is based on 140,674,157 Ordinary Shares outstanding, which includes (i) 96,677,721 Ordinary Shares outstanding after giving effect to the shares issued in the Issuer's public offering as described in the Issuer's Prospectus Supplement to the Prospectus dated May 28, 2025, which was filed with the SEC on July 10, 2025 (the "Outstanding Ordinary Shares"), (ii) 39,430,436 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes, (iii) 400,000 Ordinary Shares issuable upon exercise of Existing Warrants, (iv) 2,083,000 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 2,083,000 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Capital Management, LLC (CIK 0001730922): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 98,006,021; sole dispositive power 0; shared dispositive power 98,006,021; aggregate amount beneficially owned 98,006,021 (69.7% of the class)
  Comment: Rows 8, 10 and 11 include (i) 54,009,585 Ordinary Shares of the Issuer, (ii) 39,430,436 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 400,000 Ordinary Shares issuable upon the exercise of Warrants, 2,083,000 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 2,083,000 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by the Mudrick Funds, in the aggregate.
  
  Row 13 is based on 140,674,157 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 39,430,436 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes, (iii) 400,000 Ordinary Shares issuable upon exercise of Existing Warrants, (iv) 2,083,000 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 2,083,000 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Jason Mudrick (CIK 0001367262): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 98,006,021; sole dispositive power 0; shared dispositive power 98,006,021; aggregate amount beneficially owned 98,006,021 (69.7% of the class)
  Comment: Rows 8, 10 and 11 include (i) 54,009,585 Ordinary Shares of the Issuer, (ii) 39,430,436 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 400,000 Ordinary Shares issuable upon the exercise of Warrants, 2,083,000 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 2,083,000 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by the Mudrick Funds in the aggregate.
  
  Row 13 is based on 140,674,157 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 39,430,436 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes, (iii) 400,000 Ordinary Shares issuable upon exercise of Existing Warrants, (iv) 2,083,000 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 2,083,000 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Distressed Opportunity Fund Global, L.P. (CIK 0001813628): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 22,799,245; sole dispositive power 0; shared dispositive power 22,799,245; aggregate amount beneficially owned 22,799,245 (21.3% of the class)
  Comment: Rows 8, 10 and 11 include (i) 12,613,206 Ordinary Shares of the Issuer, (ii) 9,279,757 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 94,138 Ordinary Shares issuable upon the exercise of Existing Warrants, 406,072 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 406,072 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P.
  
  Row 13 is based on 106,863,760 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 9,279,757 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity Fund Global, L.P., (iii) 94,138 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Distressed Opportunity Fund Global, L.P., (iv) 406,072 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 406,072 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick GP, LLC (CIK 0001656059): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 22,799,245; sole dispositive power 0; shared dispositive power 22,799,245; aggregate amount beneficially owned 22,799,245 (21.3% of the class)
  Comment: Rows 8, 10 and 11 include (i) 12,613,206 Ordinary Shares of the Issuer, (ii) 9,279,757 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 94,138 Ordinary Shares issuable upon the exercise of Existing Warrants, 406,072 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 406,072 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P.
  
  Row 13 is based on 106,863,760 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 9,279,757 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity Fund Global, L.P., (iii) 94,138 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Distressed Opportunity Fund Global, L.P., (iv) 406,072 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 406,072 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Distressed Opportunity Drawdown Fund II, L.P. (CIK 0001763080): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 13,137,819; sole dispositive power 0; shared dispositive power 13,137,819; aggregate amount beneficially owned 13,137,819 (12.8% of the class)
  Comment: Rows 8, 10 and 11 include (i) 7,268,224 Ordinary Shares of the Issuer, (ii) 5,347,359 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 54,246 Ordinary Shares issuable upon the exercise of Existing Warrants, 233,995 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 233,995 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P.
  
  Row 13 is based on 102,547,316 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 5,347,359 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P., (iii) 54,246 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Distressed Opportunity Drawdown Fund II, L.P, (iv) 233,995 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 233,995 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Distressed Opportunity Drawdown Fund II SC, L.P. (CIK 0001813394): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,371,278; sole dispositive power 0; shared dispositive power 1,371,278; aggregate amount beneficially owned 1,371,278 (1.4% of the class)
  Comment: Rows 8, 10 and 11 include (i) 758,631 Ordinary Shares of the Issuer, (ii) 558,137 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 5,662 Ordinary Shares issuable upon the exercise of Existing Warrants, 24,424 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 24,424 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.
  
  Row 13 is based on 97,290,368 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 558,137 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., (iii) 5,662 Ordinary Shares issuable upon exercise of Existing Warrants held Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., (iv) 24,424 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 24,424 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Distressed Opportunity Drawdown Fund II GP, LLC (CIK 0001813765): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 14,509,097; sole dispositive power 0; shared dispositive power 14,509,097; aggregate amount beneficially owned 14,509,097 (14.1% of the class)
  Comment: Rows 8, 10 and 11 include (i) 8,026,855 Ordinary Shares of the Issuer, (ii) 5,905,496 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 59,908 Ordinary Shares issuable upon the exercise of Existing Warrants, 258,419 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 258,419 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.
  
  Row 13 is based on 103,159,963 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 5,905,496 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., (iii) 59,908 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., (iv) 258,419 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 258,419 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P. (CIK 0001860577): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,436,672; sole dispositive power 0; shared dispositive power 3,436,672; aggregate amount beneficially owned 3,436,672 (3.5% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,901,267 Ordinary Shares of the Issuer, (ii) 1,398,795 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 14,190 Ordinary Shares issuable upon the exercise of Existing Warrants, 61,210 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 61,210 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.
  
  Row 13 is based on 98,213,126 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 1,398,795 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., (iii) 14,190 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., (iv) 61,210 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 61,210 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC (CIK 0001959099): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,436,672; sole dispositive power 0; shared dispositive power 3,436,672; aggregate amount beneficially owned 3,436,672 (3.5% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,901,267 Ordinary Shares of the Issuer, (ii) 1,398,795 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 14,190 Ordinary Shares issuable upon the exercise of Existing Warrants, 61,210 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 61,210 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.
  
  Row 13 is based on 98,213,126 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 1,398,795 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., (iii) 14,190 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., (iv) 61,210 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 61,210 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Distressed Opportunity SIF Master Fund, L.P. (CIK 0001875540): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,611,287; sole dispositive power 0; shared dispositive power 2,611,287; aggregate amount beneficially owned 2,611,287 (2.7% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,444,640 Ordinary Shares of the Issuer, (ii) 1,062,847 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 10,782 Ordinary Shares issuable upon the exercise of Existing Warrants, 46,509 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 46,509 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Distressed Opportunity SIF Master Fund, L.P.
  
  Row 13 is based on 97,844,368 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 1,062,847 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity SIF Master Fund, L.P., (iii) 10,782 Ordinary Shares issuable upon exercising of Existing Warrants held by Mudrick Distressed Opportunity SIF Master Fund, L.P., (iv) 46,509 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 46,509 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Distressed Opportunity SIF GP, LLC (CIK 0001959041): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,611,287; sole dispositive power 0; shared dispositive power 2,611,287; aggregate amount beneficially owned 2,611,287 (2.7% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,444,640 Ordinary Shares of the Issuer, (ii) 1,062,847 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 10,782 Ordinary Shares issuable upon the exercise of Existing Warrants, 46,509 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 46,509 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Distressed Opportunity SIF Master Fund, L.P.
  
  Row 13 is based on 97,844,368 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 1,062,847 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity SIF Master Fund, L.P., (iii) 10,782 Ordinary Shares issuable upon exercising of Existing Warrants held by Mudrick Distressed Opportunity SIF Master Fund, L.P., (iv) 46,509 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 46,509 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Stressed Credit Master Fund, L.P. (CIK 0001958524): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,592,513; sole dispositive power 0; shared dispositive power 2,592,513; aggregate amount beneficially owned 2,592,513 (2.6% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,421,568 Ordinary Shares of the Issuer, (ii) 1,045,871 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 33,540 Ordinary Shares issuable upon the exercise of Existing Warrants, 45,767 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 45,767 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Stressed Credit Master Fund, L.P.
  
  Row 13 is based on 97,848,666 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 1,045,871 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Stressed Credit Master Fund, L.P. or on behalf of MSC Fund A, (iii) 33,540 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Stressed Credit Master Fund, L.P., (iv) 45,767 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 45,767 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Stressed Credit Fund GP, LLC (CIK 0001958558): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,592,513; sole dispositive power 0; shared dispositive power 2,592,513; aggregate amount beneficially owned 2,592,513 (2.6% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,421,568 Ordinary Shares of the Issuer, (ii) 1,045,871 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 33,540 Ordinary Shares issuable upon the exercise of Existing Warrants, 45,767 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 45,767 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Stressed Credit Master Fund, L.P.
  
  Row 13 is based on 97,848,666 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 1,045,871 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Stressed Credit Master Fund, L.P. or on behalf of MSC Fund A, (iii) 33,540 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Stressed Credit Master Fund, L.P., (iv) 45,767 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 45,767 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Opportunity Co-Investment Fund, L.P. (CIK 0001899917): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,179,350; sole dispositive power 0; shared dispositive power 2,179,350; aggregate amount beneficially owned 2,179,350 (2.2% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,183,589 Ordinary Shares of the Issuer, (ii) 985,761 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 10,000 Ordinary Shares issuable upon the exercise of Existing Warrants, in each case, directly held by Mudrick Opportunity Co-Investment Fund, L.P.
  
  Row 13 is based on 97,673,482 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 985,761 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Opportunity Co-Investment Fund, L.P., and (iii) 10,000 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Opportunity Co-Investment Fund, L.P.
- Mudrick Opportunity Co-Investment Fund GP, LLC (CIK 0001959101): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,179,350; sole dispositive power 0; shared dispositive power 2,179,350; aggregate amount beneficially owned 2,179,350 (2.2% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,183,589 Ordinary Shares of the Issuer, (ii) 985,761 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 10,000 Ordinary Shares issuable upon the exercise of Existing Warrants, in each case, directly held by Mudrick Opportunity Co-Investment Fund, L.P.
  
  Row 13 is based on 97,673,482 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 985,761 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Opportunity Co-Investment Fund, L.P., and (iii) 10,000 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Opportunity Co-Investment Fund, L.P.
- Mudrick Distressed Opportunity Drawdown Fund III, L.P. (CIK 0002024855): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 502,482; sole dispositive power 0; shared dispositive power 502,482; aggregate amount beneficially owned 502,482 (0.5% of the class)
  Comment: Rows 8, 10 and 11 include (i) 255,080 Ordinary Shares of the Issuer, (ii) 123,701 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 123,701 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Distressed Opportunity Drawdown Fund III, L.P.
  
  Row 13 is based on 96,925,123 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 123,701 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (iii) 123,701 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Distressed Opportunity Drawdown Fund III GP, LLC (CIK 0002051254): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 502,482; sole dispositive power 0; shared dispositive power 502,482; aggregate amount beneficially owned 502,482 (0.5% of the class)
  Comment: Rows 8, 10 and 11 include (i) 255,080 Ordinary Shares of the Issuer, (ii) 123,701 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 123,701 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Distressed Opportunity Drawdown Fund III, L.P. Row 13 is based on 96,925,123 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 123,701 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (iii) 123,701 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Co-Investment Opportunity III, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 250,000; sole dispositive power 0; shared dispositive power 250,000; aggregate amount beneficially owned 250,000 (0.3% of the class)
  Comment: Rows 8, 10 and 11 include 250,000 Ordinary Shares of the Issuer directly held by Mudrick Co-Investment Opportunity III, L.P.
  
  Row 13 is based on the Outstanding Ordinary Shares.
- Mudrick Co-Investment Opportunity III GP, LLC: type of reporting person: bank (BK), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 250,000; sole dispositive power 0; shared dispositive power 250,000; aggregate amount beneficially owned 250,000 (0.3% of the class)
  Comment: Rows 8, 10 and 11 include 250,000 Ordinary Shares of the Issuer directly held by Mudrick Co-Investment Opportunity III, L.P.
  
  Row 13 is based on the Outstanding Ordinary Shares.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: Vertical Aerospace Ltd.
Address of issuer's principal executive offices: Unit 1 Camwal Court, Chapel Street, Bristol, United Kingdom (X0), BS2 0UW
Comment: This Amendment No. 5 ("Amendment No. 5") amends the statement on Schedule 13D (as amended from time to time, the "Schedule 13D") originally filed by the Reporting Persons October 23, 2024, and relates to the ordinary shares, par value $0.0001 per share ("Ordinary Shares"), of Vertical Aerospace Ltd. (the "Issuer" or the "Company"). Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 5 shall have the meaning assigned to such term in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 5 to Schedule 13D is being jointly filed by Mudrick Capital Management, L.P. ("MCM"), Mudrick Capital Management, LLC ("MCM GP"), Jason Mudrick, Mudrick Distressed Opportunity Fund Global, L.P. ("Global LP"), Mudrick Distressed Opportunity Drawdown Fund II, L.P. ("Drawdown II"), Mudrick Distressed Opportunity Drawdown Fund II SC, L.P. ("Drawdown II SC"), Mudrick GP, LLC ("Mudrick GP"), Mudrick Distressed Opportunity Drawdown Fund II GP, LLC ("Drawdown II GP"), Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P. ("DISL"), Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC ("DISL GP"), Mudrick Distressed Opportunity SIF Master Fund, L.P. ("SIF"), Mudrick Distressed Opportunity SIF GP, LLC ("SIF GC"), Mudrick Stressed Credit Master Fund, L.P. ("MSC"), Mudrick Stressed Credit Fund GP, LLC ("MSC GP"), Mudrick Opportunity Co-Investment Fund, LP ("Co-Invest"), Mudrick Opportunity Co-Investment Fund GP, LLC ("Co-Invest GP"), Mudrick Distressed Opportunity Drawdown Fund III, L.P. ("Drawdown III"), Mudrick Distressed Opportunity Drawdown Fund III GP, LLC ("Drawdown III GP"), Mudrick Co-Investment Opportunity III, L.P. ("Co-Invest III") and Mudrick Co-Investment Opportunity III GP, LLC ("Co-Invest III GP"). Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Mudrick GP is the general partner of Global LP and may be deemed to beneficially own the number of securities of the Issuer directly held by Global LP. Drawdown II GP is the general partner of Drawdown II and Drawdown II SC and may be deemed to beneficially own the securities of the Issuer directly held by Drawdown II and Drawdown II SC. DISL GP is the general partner of DISL and may be deemed to beneficially own the number of securities of the Issuer held by DISL. SIF GP is the general partner of SIF and may be deemed to beneficially own the securities of the Issuer directly held by SIF. MSC GP is the general partner of MSC and may be deemed to beneficially own the securities of the Issuer directly held by MSC. Co-Invest GP is the general partner of Co-Invest and may be deemed to beneficially own the securities of the Issuer directly held by Co-Invest. Drawdown III GP is the general partner of Drawdown III and may be deemed to beneficially own the securities of the Issuer directly held by Drawdown III. Co-Invest III GP is the general partner of Co-Invest III and may be deemed to beneficially own the securities of the Issuer directly held by Co-Invest III. MCM is the investment manager to Drawdown II, Global LP, Drawdown II SC, DISL, SIF, MSC, Co-Invest, Drawdown III, Co-Invest III and certain accounts managed by MCM. Mr. Mudrick is the sole member of Mudrick GP, Drawdown II GP, MCM GP, DISL GP, SIF GP, MSC GP, Co-Invest GP and Drawdown III GP. By virtue of these relationships, each of MCM, MCM GP and Mr. Mudrick may be deemed to beneficially own the securities held directly by Global LP, Drawdown II, Drawdown II SC, DISL, SIF, MSC, Co-Invest, Drawdown III, Co-Invest III and certain accounts managed by MCM.

The filing of this Schedule 13D is not an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons disclaims beneficial ownership of the securities directly held by any other Reporting Person except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities. Pursuant to Rule 13d-1(k)(1) under the Exchange Act, a joint filing agreement among the Reporting Persons is attached as Exhibit 17 to this Amendment No. 5 and incorporated herein by reference.
Residence or business address: The principal business office of the Reporting Persons is 527 Madison Avenue, 6th Floor, New York, NY 10022.
Present principal occupation or employment: The principal business of the Reporting Persons is investing in securities. The principal business of MCM is acting as the investment manager to the Reporting Persons. The principal business of MCM GP is acting as the general partner of MCM. The principal business of Mudrick GP is acting as the general partner of Global LP. The principal business of Drawdown II GP is acting as the general partner of Drawdown II and Drawdown II SC. The principal business of DISL GP is acting as the general partner of DISL. The principal business of SIF GP is acting as the general partner of SIF. The principal business of MSC GP is acting as the general partner of MSC. The principal business of Co-Invest GP is acting as the general partner of Co-Invest. The principal business of Drawdown III GP is acting as the general partner of Drawdown III. The principal business of Co-Invest III GP is acting as the general partner of Co-Invest III. The principal occupation of Mr. Mudrick is serving as the sole member of each of MCM GP, Mudrick GP, Drawdown II GP, DISL GP, SIF GP, MSC GP, Co-Invest GP, Drawdown III GP and Co-Invest III GP.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The responses set forth in row 6 of the cover pages of this Schedule 13D are incorporated by reference in this Item 2(f).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
This Item 3 of the Schedule 13D is amended and supplemented as follows:

The information included in Item 4 of this Amendment No. 5 is incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Item 4 of the Schedule 13D is amended and supplemented as follows:

As disclosed by the Issuer, on July 10, 2025, pursuant to the Prospectus dated May 28, 2025, as supplemented, the Issuer offered and sold approximately $60,000,000 in Ordinary Shares at a price of $5.00 per share (the "July 2025 Offering"), of which certain of the Mudrick Funds purchased 2,500,000 Ordinary Shares, in the aggregate, as follows:

Number of Shares
Mudrick Distressed Opportunity Fund Global, L.P. 658,984
Mudrick Distressed Opportunity Drawdown Fund II, L.P. 379,733
Mudrick Distressed Opportunity Drawdown Fund II SC, L.P. 39,635
Mudrick Stressed Credit Master Fund, L.P. 74,271
Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P. 99,333
Mudrick Distressed Opportunity SIF Master Fund, L.P. 75,476
Mudrick Opportunity Co-Investment Fund, LP -
Mudrick Distressed Opportunity Drawdown Fund III, L.P. 7,678
Mudrick Co-Investment Opportunity III, L.P. 250,000
Certain Other Entities (in the aggregate 914,890

The Reporting Persons acquired Ordinary Shares in the July 2025 Offering, as well as previously acquired Ordinary Shares and instruments convertible into or exercisable for Ordinary Shares, including the Convertible Senior Secured Notes, Existing Warrants, Tranche A Warrants and Tranche B Warrants, as each is defined herein (collectively, "Issuer Securities") for investment purposes. The Reporting Persons review their investment in the Issuer on a continuing basis and consider such other factors relevant to the Reporting Persons, which could include the price and availability of Issuer Securities, the Issuer's business and the Issuer's prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of such Reporting Person and/or other investment considerations. Without limiting the generality of the preceding sentence, each of the Reporting Persons (in each case, subject to any applicable restrictions under applicable law) may at any time or from time to time (i) sell, transfer, distribute or otherwise dispose of all or a portion of its Issuer Securities in public or private transactions, including in registered offerings, subject to any applicable lock-up or other agreement, (ii) purchase, receive in a distribution or other transfer, or otherwise acquire Issuer Securities in public or private transactions, (iii) convert or redeem all or a portion of the Convertible Senior Secured Notes for Ordinary Shares; (iv) exercise all or a portion of the Existing Warrants, Tranche A Warrants and/or Tranche B Warrants, in each case, for Ordinary Shares, (v) enter into derivatives or hedging transactions relating to Issuer Securities, and/or (vi) enter into agreements with a broker intended to comply with the requirements of Rule 10b5-1(c)(1)(i) under the Act, on such terms and at such time as the Reporting Persons may deem advisable. Subject to the agreements described in the Schedule 13D, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans, including with respect to influence on management or the Board regarding the business and affairs of the Issuer, including with respect to MCM's consent rights with respect to the Issuer's governance documents and the Board's composition as disclosed in Amendment No. 3, and engage with advisors, the Issuer or other persons regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Item 5(a) of the Schedule 13D is amended and supplemented as follows:

The responses set forth in rows 7 through 13 and the related "Comments for Type of Reporting Person" on the cover pages to this Amendment No. 5 are incorporated by reference into this Item 5. Such responses are provided as July 10, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
This Item 5(b) of the Schedule 13D is amended and supplemented as follows:

The responses set forth in rows 7 through 13 and the related "Comments for Type of Reporting Person" on the cover pages to this Amendment No. 5 are incorporated by reference into this Item 5. Such responses are provided as of July 10, 2025.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.
Transactions in the class effected during the past sixty days:
This Item 5(c) of the Schedule 13D is amended and supplemented as follows:

Except as set forth herein, the Reporting Persons have not effected any transactions in securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
This Item 5(d) of the Schedule 13D is amended and supplemented as follows:

Under certain circumstances, partners, members or shareholders of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities owned by such Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 17: Joint Filing Agreement, dated as of July 14, 2025.

## Signatures
- Mudrick Capital Management, L.P.: By: Mudrick Capital Management, LLC its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (07/14/2025)
- Mudrick Capital Management, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (07/14/2025)
- Jason Mudrick: /s/ Jason Mudrick, Jason Mudrick, Sole Member (07/14/2025)
- Mudrick Distressed Opportunity Fund Global, L.P.: By: Mudrick GP, LLC, /s/ Jason Mudrick, Jason Mudrick, Sole Member (07/14/2025)
- Mudrick GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (07/14/2025)
- Mudrick Distressed Opportunity Drawdown Fund II, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (07/14/2025)
- Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (07/14/2025)
- Mudrick Distressed Opportunity Drawdown Fund II GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (07/14/2025)
- Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.: By: Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (07/14/2025)
- Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (07/14/2025)
- Mudrick Distressed Opportunity SIF Master Fund, L.P.: By: Mudrick Distressed Opportunity SIF Master Fund LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (07/14/2025)
- Mudrick Distressed Opportunity SIF GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (07/14/2025)
- Mudrick Stressed Credit Master Fund, L.P.: By: Mudrick Stressed Credit Fund GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (07/14/2025)
- Mudrick Stressed Credit Fund GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (07/14/2025)
- Mudrick Opportunity Co-Investment Fund, L.P.: By: Mudrick Opportunity Co-Investment Fund GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (07/14/2025)
- Mudrick Opportunity Co-Investment Fund GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (07/14/2025)
- Mudrick Distressed Opportunity Drawdown Fund III, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund III GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (07/14/2025)
- Mudrick Distressed Opportunity Drawdown Fund III GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (07/14/2025)
- Mudrick Co-Investment Opportunity III, L.P.: /s/ Jason Mudrick, Jason Mudrick, Sole Member (07/14/2025)
- Mudrick Co-Investment Opportunity III GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (07/14/2025)